                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         CENTENNIAL COMMUNICATIONS CORP.
                       (Name of Subject Company (Issuer))

                         CENTENNIAL COMMUNICATIONS CORP.
                        (Name of Filing Person (Offeror))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                         HELD BY CERTAIN OPTION HOLDERS
         UNDER THE CENTENNIAL COMMUNICATIONS CORP. AND ITS SUBSIDIARIES
              1999 STOCK OPTION AND RESTRICTED STOCK PURCHASE PLAN
                         (Title of Class of Securities)

                                    15233V208
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

               TONY L. WOLK                                    Copies to:
Senior Vice President and General Counsel               PETER H. EHRENBERG, ESQ.
     Centennial Communications Corp.                     Lowenstein Sandler PC
             3349 Route 138                              65 Livingston Avenue
             Wall, NJ 07719                               Roseland, NJ 07068
             (732) 556-2200                                 (973) 597-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            Calculation of Filing Fee

Transaction Valuation*        Amount of Filing Fee
      $8,107,176                     $746
      ==========                     ====

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,509,600 shares of common stock of Centennial Communications Corp. having an aggregate value of $8,107,176 as of November 12, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the current market price of the shares of common stock subject to such options. The amount of the filing fee, calculated in accordance with Securities and Exchange Commission Press Release 2002-152 (Fee Rate Advisory #6 for Fiscal Year 2003), dated October 18, 2002, equals $92 per each $1.0 million of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                    Amount Previously Paid: Not applicable.
                                    Form or Registration No.: Not applicable.
                                    Filing party: Not applicable.
                                    Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]   third party tender offer subject to Rule 14d-1.
[X]   issuer tender offer subject to Rule 13e-4.
[_]   going-private transaction subject to Rule 13e-3.
[_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                             INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange certain options to purchase shares of our common stock held by our optionees for new options to purchase shares of our common stock at a per share exercise price equal to the average of the high and low price of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated November 18, 2002 attached hereto as Exhibit
(a)(1) (the "Offer to Exchange") and the related Election Form attached hereto as Exhibit (a)(2) (the "Election Form").

The information in the Offer to Exchange and the Election Form is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

      The information set forth under "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The name of the issuer is Centennial Communications Corp., a Delaware corporation (the "Company"), the address of its principal executive offices is 3349 Route 138, Wall, New Jersey 07719 and the telephone number of its principal executive offices is (732) 556-2200. The information set forth in the Offer to Exchange under Section 9 ("Information About Centennial Communications Corp.") is incorporated herein by reference.

      (b) This Schedule TO relates to an offer by the Company to exchange certain options with an exercise price of $12.15 per share or more (the "Eligible Options") outstanding under the Centennial Communications Corp. and its Subsidiaries 1999 Stock Option and Restricted Stock Purchase Plan, as amended (hereinafter, the "Plan"), to purchase shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form (the Election Form together with the Offer to Exchange, as they may be amended from time to time, as well as the cover letter accompanying the Offer to Exchange, are referred to herein as the "Offer"). The number of shares of Common Stock subject to the New Options will be equal to one half of the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and cancelled, rounded up to the nearest whole number and adjusted for any stock splits, stock dividends and similar events. The Company estimates that options covering 3,509,600 shares of Common Stock are eligible for exchange pursuant to the Offer. The information set forth in the Offer to Exchange under "Summary Term Sheet,"
      Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and
      Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The information set forth under Item 2(a) above and the information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) The information set forth in the Offer to Exchange preceding the "Summary Term Sheet" and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

      (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

      (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Schedule A to the Offer to Exchange is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

      (a) The Company incorporates by reference the financial statements set forth under Item 8 in the Company's Annual Report on Form 10-K for the year ended May 31, 2002 filed by the Company with the SEC on August 29, 2002 and the financial statements set forth under Item 1 of Part I in the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2002 filed by the Company with the SEC on October 15, 2002. The Company also incorporates by reference the information set forth in the Offer to Exchange under Section 16 ("Additional Information").

ITEM 11. ADDITIONAL INFORMATION.

      (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

      (b) Not applicable.

ITEM 12. EXHIBITS.

      (a)   (1) Offer to Exchange, dated November 18, 2002.

            (2) Election Form.

            (3) Form of Letter to Eligible Option Holders.

            (4) Form of Letter to Tendering Option Holders.

            (5) Notice to Withdraw From the Offer.

            (6) Press Release dated November 18, 2002.

            (7) Centennial Communications Corp. Annual Report on Form 10-K for its fiscal year ended May 31, 2002, filed with the Securities and Exchange Commission on August 29, 2002 and incorporated herein by reference.

            (8) Centennial Communications Corp. Quarterly Report on Form 10-Q for its quarter ended August 31, 2002, filed with the Securities and Exchange Commission on October 15, 2002 and incorporated herein by reference.

      (b) Not applicable.

      (d) Centennial Communications Corp. and its Subsidiaries 1999 Stock Option and Restricted Stock Purchase Plan, as amended.

      (g) Not applicable.

      (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      (a) Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                   CENTENNIAL COMMUNICATIONS CORP.

                                   By: /s/ Tony L. Wolk
                                       -----------------------------------------
                                   Name:  Tony L. Wolk
                                   Title: Senior Vice President, General Counsel

Date: November 18, 2002

                                INDEX TO EXHIBITS

Exhibit Number                            Description
--------------                            -----------
    (a)(1)        Offer to Exchange, dated November 18, 2002.

       (2)        Election Form.

       (3)        Form of Letter to Eligible Option Holders.

       (4)        Form of Letter to Tendering Option Holders.

       (5)        Notice to Withdraw From the Offer.

       (6)        Press Release dated November 18, 2002.

       (7) Centennial Communications Corp. Annual Report on Form 10-K for its fiscal year ended May 31, 2002, filed with the Securities and Exchange Commission on August 29, 2002 and incorporated herein by reference.

       (8) Centennial Communications Corp. Quarterly Report on Form 10-Q for its quarter ended August 31, 2002, filed with the Securities and Exchange Commission on October 15, 2002 and incorporated herein by reference.

    (d)(1)        Centennial Communications Corp. and its Subsidiaries 1999
                  Stock Option and Restricted Stock Purchase Plan, as amended.


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